July 25, 2024

Xiaodong Wang
Chief Executive Officer
Future Vision II Acquisition Corp.
Xiandai Tongxin Building
201 Xin Jinqiao Road, Rm 302
Pudong New District
Shanghai, China

       Re: Future Vision II Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed on July 18, 2024
           File No. 333-280356
Dear Xiaodong Wang:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Summary of Financial Data, page 45

1. We note you reflect the value of ordinary shares subject to possible conversion/tender as
       $45,500,565 here and elsewhere in your filing. This amount is less than the $50,000,000 to be held in the trust account, or the $10.00 initially anticipated redemption price per share. Please revise your filing to clarify the nature of the difference between the
       $45,500,565 and $50,000,000.
Notes to Unaudited Financial Statements
Note 1 - Organization and Business Operation, page F-6

2. We note your footnotes to the unaudited financial statements disclose a term from your second amended and restated memorandum and articles of association
 July 25, 2024
Page 2

       regarding completing the initial business combination with 12 months from the closing of this offering. This reference to 12 months does not appear to be consistent with your disclosures elsewhere in your filing nor with your Exhibit 3.2. Please advise or revise.
       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction